Exhibit 99.2

Special General Meeting
of Chemomab Therapeutics Ltd.

Date:	November 18, 2024
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

		For	Against	Abstain
1.	To approve the grant of 126,848 restricted share units to Dr. Adi Mor, as detailed in the Proxy Statement, dated October 11, 2024.	☐	☐	☐

Authorized Signatures - This section must be
completed for your instructions to be executed.

__________________________________	__________________________________
Please Sign Here	Please Date Above

__________________________________	__________________________________
Please Sign Here	Please Date Above

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

Special General Meeting of Chemomab Therapeutics Ltd.

to be held on November 18, 2024
For Holders as of October 11, 2024

 MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on November 8, 2024.

PROXY TABULATOR FOR
CHEMOMAB THERAPEUTICS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2024 Mediant Communications Inc. All Rights Reserved

Chemomab Therapeutics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
Must be received prior to 12:00 p.m. EST on November 8, 2024

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Ordinary Shares or other Deposited Securities represented by such American Depositary Shares of Chemomab Therapeutics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on October 10 , 2024 at a Special General Meeting of the Shareholders of Chemomab Therapeutics Ltd. to be held on November 18, 2024 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

PROXY TABULATOR FOR CHEMOMAB THERAPEUTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSAL 1 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 1, PLEASE NOTIFY MS. SIGAL FATTAL, CHIEF FINANCIAL OFFICER, AT C/O CHEMOMAB THERAPEUTICS LTD., KIRYAT ATIDIM, BUILDING 7, TEL-AVIV, ISRAEL, TELEPHONE: + 972-77-331-0156, OR BY EMAIL (SIGAL.FATTAL@CHEMOMAB.COM).

PLEASE SEE THE COMPANY’S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.